A2Z Smart Technologies Signs Sales and Distribution Agreement with Spanish Partner Conect Are Us

- Partnership enables A2Z to scale business operations and penetrate retail market in Spain -

TEL AVIV, ISRAEL / October 14, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQX: AAZZF), today announced that it has signed a partnership agreement with Conect Are Us for the sales, distribution and service of the Company's Cust2Mate Smart Shopping Carts throughout Spain.

A2Z's revolutionary Cust2Mate Smart Cart Platform scans and weighs every purchased item, enables in-cart payment so that shoppers bypass long checkout lines and allows retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

Conect are Us is one of the leading distributers of hardware and software solutions in Spain with extensive relationships throughout the entire region. Clients include IBM, Lenovo, NCR, Toshiba, Honeywell, Zebra, Samsung, ELO, LG, Huawei, and Cisco.
The company employ a technical support team of more than 90 specialists providing on-site services to all of their customers.

In terms of the partnership, Conect Are Us will:

- Promote Cust2Mate products and offerings
- Identify relevant opportunities and make initial contacts with retailers
- Distribute Cust2Mate Smart Carts and provide all logistical support and hardware maintenance including spare parts service
- Provide technical support
- Train store employees to properly use the Cust2Mate products

Rafael Yam, CEO of Cust2Mate, commented, "We are excited to partner with Conect Are Us for the marketing and distribution of our Cust2Mate Smart Shopping Carts. Partnerships and agreements remain a key part of our growth strategy and Conect Are Us offers a best-in-class suite of distribution, marketing, maintenance, and lead-generation capabilities that will allow us to efficiently penetrate the retail market in Spain. We look forward to initiating this partnership and facilitating new ones as we work towards the mass production and distribution of our Cust2Mate Smart Shopping Cart Platform on a global scale."

Ana Lopez, Director of Conect Are Us, stated, "We look forward to working with A2Z as they expand their presence into the Spanish market. As a company, we are integrated into many of the top companies in Spain and are well placed to roll what we believe is a very exciting product into the Spanish market."

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com

A2Z Smart Technologies Corp.

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com